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Exhibit 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statements of Computation of Ratio of Earnings to Fixed Charges(1)

	Nine months ended July 31, 2012	Fiscal years ended October 31
		2011	2010	2009	2008	2007
	In millions, except ratios
(Loss) earnings:
(Loss) earnings before taxes	$(5,257)	$8,982	$10,974	$9,415	$10,473	$9,177
Adjustments:
Non-controlling interests in the income of subsidiaries with fixed charges	91	75	108	74	17	19
Undistributed (earnings) loss of equity method investees	(2)	3	12	2	—	9
Fixed charges	967	1,027	868	1,098	1,147	995

	$(4,201)	$10,087	$11,962	$10,589	$11,637	$10,200

Fixed charges:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$643	$551	$417	$585	$467	$531
Interest included in rent	324	476	451	513	680	464

Total fixed charges	$967	$1,027	$868	$1,098	$1,147	$995

Ratio of earnings to fixed charges	(4.3)x	9.8x	13.8x	9.6x	10.1x	10.3x

(1)
HP computed the ratio of earnings to fixed charges by dividing earnings (earnings before cumulative effect of change in accounting principle and taxes, adjusted for fixed charges, non-controlling interests in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity method investees) by fixed charges for the periods indicated. Fixed charges include (i) interest expense on borrowings and amortization of debt discount or premium on all indebtedness and other, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

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  Exhibit 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statements of Computation of Ratio of Earnings to Fixed Charges(1)